(As filed with the Securities and Exchange Commission on July 26, 2001)

                                                                File No. 70-9909
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       on
                                   FORM U-1/A

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Progress Energy, Inc.
                         Carolina Power & Light Company
                     North Carolina Natural Gas Corporation
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                            Florida Power Corporation
                               One Progress Plaza
                          St. Petersburg, Florida 33701

           (Names of companies filing this statement and addresses of principal executive offices)

              -----------------------------------------------------

                              PROGRESS ENERGY, INC.

                (Name of top registered holding company parent of
                          each applicant or declarant)

             -------------------------------------------------------

                  William D. Johnson, Executive Vice President
                               and General Counsel
                      Progress Energy Service Company, LLC
                           410 South Wilmington Street
                          Raleigh, North Carolina 27602

                     (Name and address of agent for service)

            --------------------------------------------------------

     The Commission is requested to mail copies of all orders, notices and other communications to:

     Steven Carr, Associate General Counsel       William T. Baker, Jr., Esq
     Progress Energy Service Company, LLC         Thelen Reid & Priest LLP
     410 South Wilmington Street                  40 W. 57th Street, 25th Floor
     Raleigh, North Carolina  27602               New York, New York  10019

     The Application/Declaration filed in this proceeding on July 16, 2001, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          1.1  Background. Progress Energy, Inc. (formerly CP&L Energy,
               ----------
Inc.) ("Progress Energy"), a registered holding company under the Act,1 directly owns all of the issued and outstanding common stock of Carolina Power & Light Company ("CP&L"), which generates, transmits, purchases and sells electricity in parts of North Carolina and South Carolina and North Carolina Natural Gas Corporation ("NCNG"), which distributes gas at retail in parts of eastern and south central North Carolina; and indirectly through Florida Progress Corporation ("Florida Progress") owns all of the issued and outstanding common stock of Florida Power Corporation ("Florida Power"), a Florida corporation, which generates, transmits, purchases and sells electricity in parts of Florida (collectively, CP&L, NCNG and Florida Power are referred to as the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide electric service to approximately 2.8 million wholesale and retail customers in parts of three states and natural gas or gas transportation service to approximately 119,600 residential, commercial, agricultural and industrial customers, all in North Carolina. Progress Energy also holds, directly or indirectly, equity securities of numerous non-utility subsidiary companies.

     By order dated December 12, 2000 in File No. 70-9659 (the "December 12, 2000 Order"),2 the Commission authorized Progress Energy, the Utility Subsidiaries and Progress Energy's direct and indirect nonutility subsidiaries to engage in a program of external financing and intrasystem financing, to organize and acquire the equity securities of specified types of new subsidiaries, to pay dividends out of capital or unearned surplus, and to engage in other related financial and structural transactions from time to time through September 30, 2003 (the "Authorization Period"). Among the other specific approvals granted, the Commission authorized: (1) Progress Energy to issue and sell common stock, preferred stock or other forms of preferred securities and unsecured long-term debentures ("Debentures") having maturities of up to 50 years in an aggregate amount at any time outstanding not to exceed $3.8 billion;
(2) Progress Energy to issue and sell commercial paper and other forms of unsecured short-term indebtedness ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $1 billion, provided that the aggregate principal amount of all indebtedness of Progress Energy at any time outstanding (including, specifically, Debentures, Short-term Debt and approximately $3.5 billion of short-term indebtedness ("Acquisition Debt") incurred by Progress Energy in order to finance, in part, its acquisition in November 2000 of all of the issued and outstanding common stock of Florida Progress) may not at any time exceed $5 billion (the "Progress Energy Debt Limit"); (3) NCNG to issue and sell from time to time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $125 million; and (4) NCNG to issue and sell from time to time long-term debt securities and preferred securities having maturities of up to 50 years ("Long-term Securities") in an aggregate principal amount at any time outstanding which, when added to NCNG's Short-term Debt at any time outstanding, will not exceed $750 million (the "Overall NCNG Financing Limit").


------------------------
1    See CP&L Energy, Inc., et al., Holding Co. Act Release No. 27284 (Nov.
     --- ------------------------
27, 2000).
2    See Progress Energy, Inc., et al., Holding Co. Act Release No. 27297.
     --- ----------------------------

     In addition, the Commission authorized Progress Energy to establish and make short-term loans to the Utility Subsidiaries, and the Utility Subsidiaries to make loans to and borrow from each other, through a system money pool arrangement (the "Utility Money Pool"). Under the December 12, 2000 Order, NCNG is authorized to make borrowings under the Utility Money Pool in an amount at any time outstanding not to exceed $125 million.3

     The applicants now request certain modifications to the December 12, 2000 Order, as follows: (1) an increase from $3.8 billion to $5 billion in the aggregate amount of common stock, preferred stock and other preferred securities and Debentures that Progress Energy may issue and have outstanding during the Authorization Period; (2) an increase in Progress Energy's Short-term Debt Limit from $1 billion to $2.5 billion; (3) an increase in the Progress Energy Debt Limit from $5 billion to $6 billion; (4) an increase in NCNG's Short-term Debt limit from $125 million to $400 million; and (5) a corresponding increase in the maximum amount of borrowings that NCNG may make under the Utility Money Pool from $125 million to $400 million. In addition, subject to obtaining further approval from the North Carolina Utilities Commission ("NCUC") as and when required, NCNG also seeks authorization to issue Long-term Securities to Progress Energy and Progress Energy requests authorization to acquire Long-term Securities from NCNG.

     Except as stated in the preceding paragraph, Progress Energy and NCNG are not seeking any other changes or modifications to the terms, conditions or limitations otherwise applicable under the December 12, 2000 Order to any specific securities issued by Progress Energy or NCNG.

          1.2  Reason for the Requested Modification.
               -------------------------------------

          (a)  Progress Energy. As indicated above, Progress Energy financed
               ---------------
the cash portion of the consideration paid to acquire Florida Progress by issuing approximately $3.5 billion of commercial paper, back-stopped by a 364-day revolving bank credit facility. On February 23, 2001, Progress Energy retired most of the Acquisition Debt with the proceeds of $3.2 billion of Debentures that were issued in four tranches, as follows:

             Amount           Maturity          Interest Rate
             ------           --------          -------------

          $500,000,000        Feb. 2004         6.55%
          $800,000,000        Feb. 2006         6.75%
        $1,250,000,000        Feb. 2011         7.10%
          $650,000,000        Feb. 2031         7.75%


------------------------
3    CP&L is authorized under the December 12, 2000 Order to make borrowings under the Utility Money Pool in a maximum principal amount at any time outstanding not to exceed $400 million. Borrowings by Florida Power under the Utility Money Pool are exempt under Rule 52(a).

Accordingly, Progress Energy has utilized all but approximately $600 million of the aggregate amount of its current long-term financing authorization under the December 12, 2000 Order in order to refinance and retire Acquisition Debt. Progress Energy contemplates the need to issue additional equity securities and debentures in order to retire the balance of the Acquisition Debt (approximately $300 million), to fund other capital programs of its subsidiaries, and for other general corporate purposes.

     Progress Energy also anticipates the need for a greater level of short-term borrowings than is currently authorized under the December 12, 2000 Order in order to fund capital projects of its subsidiaries on an interim basis and to facilitate the consolidation of the external short-term borrowing arrangements currently maintained by certain of its subsidiaries. In addition, as described immediately below, Progress Energy proposes to become the sole source of all short-term borrowings by NCNG. Thus, a portion of the increase in the Short-term Debt limit requested herein is needed in order to enable Progress Energy to fund higher than anticipated levels of loans to NCNG and other subsidiaries through the Progress Energy system Utility and Non-Utility Money Pools, as authorized under the December 12, 2000 Order. The proposed increase in the Progress Energy Debt Limit from $5 billion to $6 billion is necessary in order to accommodate the higher projected level of short-term borrowings by Progress Energy for these purposes.

          (b)  NCNG. At the time that the Application/Declaration was filed
               ----
in File No. 70-9659, NCNG contemplated that it would issue Long-term Securities, including unsecured medium-term notes, in the external capital markets. In this connection, in July 2000, several months before Progress Energy registered as a holding company, NCNG filed a Registration Statement on Form S-3, utilizing the "shelf" registration process, under which it could issue and sell long-term unsecured debt securities in an aggregate amount not to exceed $300 million. (See Exhibit C-3 to the Application/Declaration in File No. 70-9659). However, NCNG subsequently determined that it could achieve a lower overall effective cost of funds through long-term borrowings made directly from Progress Energy and through short-term borrowings under the Utility Money Pool. Accordingly, NCNG has terminated its "shelf" registration under the Securities Act of 1934 and does not contemplate issuing Long-term Securities in the external capital markets in the near term. Instead, NCNG contemplates that it will make direct borrowings from Progress Energy and rely more heavily on the availability of short-term borrowings under the Utility Money Pool. Any direct borrowings by NCNG from Progress Energy will have interest rates and maturities that are designed to parallel Progress Energy's effective cost of funds.4 NCNG will report the amounts, maturities and interest rates of any direct borrowings from Progress Energy, as well as Utility Money Pool borrowings, as part of the quarterly reports under Rule 24 filed in File No. 70-9659.


------------------------
4    NCNG, a Delaware corporation, may not rely upon the exemption that is provided by Rule 52(a) in connection with the issuance of securities. Nevertheless, it is intended that any direct borrowings by NCNG from Progress Energy will comply with the requirements of Rule 52(a) as to interest rates and maturities.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          It is estimated that the fees, commissions and expenses incurred or to be incurred in connection with the filing of this Application/Declaration will not exceed $10,000. The fees, commissions and expenses to be paid or incurred in connection with any specific financing transaction proposed herein will be subject to the limitation already set forth in the December 12, 2000 Order.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          The issuance and sale of common stock, preferred stock and other preferred securities, Debentures and Short-term Debt by Progress Energy are subject to Sections 6(a) and 7 of the Act. The direct borrowings by NCNG from Progress Energy and borrowings from and loans to the Utility Money Pool by NCNG are subject to Sections 6(a), 7, 9(a), 10, and 12(b) of the Act and Rules 42 and 45 thereunder. In addition, the proposed transactions are subject to Rules 53 and 54. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an "exempt wholesale generator" ("EWG") unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Progress Energy's "aggregate investment" in EWGs and FUCOs is approximately $110 million, or approximately 5.58% of Progress Energy's "consolidated retained earnings" (as defined in Rule 53(a)) at March 31, 2001 ($1.97 billion).

     Rule 53(a)(2): Progress Energy maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Progress Energy will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of the Utility Subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Progress Energy will submit copies of the applicable filings made with the Commission to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, Progress Energy states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

          The issue and sale of any debt securities by NCNG having a maturity of more than two years requires approval by the NCUC. NCNG will file an application with the NCUC at the appropriate time in connection with any issuance of debt securities having a maturity of more than two years to Progress Energy and will file a copy of the order of such commission by post-effective amendment. No state commission and no federal commission, other than this Commission, has jurisdiction over any other transaction proposed herein.

ITEM 5.   PROCEDURE.
          ---------

          The applicants request that the Commission issue a notice of the filing of this Application/Declaration as soon as practicable and that the Commission's order approving this Application/Declaration be issued as soon after the notice period as its rules allow, subject to the requirements of Rule 24(c)(2). The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which such order is to become effective. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   EXHIBITS.
               --------

               A-   None.

               B- Utility Subsidiary Money Pool Agreement. (Incorporated by reference to Exhibit B-2 to Application/Declaration on Form U-1 in File No. 70-9659).

               C-   None.

               D-   None at this time.

               E-   None.

               F-   Opinion of Counsel. (To be filed by amendment).

               G-   Form of Federal Register Notice. (Revised).

          B.   FINANCIAL STATEMENTS.
               --------------------

     FS-1      Progress Energy Consolidated    Incorporated by reference
               Statement of Income for the     to Annual Report of
               year ended December 31, 2000    Progress Energy on Form
                                               10-K for the year ended
                                               December 31, 2000  (File
                                               No. 1-15929)

     FS-2      Progress Energy Consolidated    Incorporated by reference
               Balance Sheet as of December    to Annual Report of
               31, 2001                        Progress Energy on Form
                                               10-K for the year ended
                                               December 31, 2000  (File
                                               No. 1-15929)

     FS-3      Progress Energy Consolidated    Incorporated by reference
               Statement of Income for the     to Quarterly Report of
               three months ended March 31,    Progress Energy on Form
               2001                            10-Q for the period ended
                                               March 31, 2001  (File No.
                                               1-15929)

     FS-4      Progress Energy Consolidated    Incorporated by reference
               Balance Sheet as of March 31,   to Quarterly Report of
               2001                            Progress Energy on Form
                                               10-Q for the period ended
                                               March 31, 2001  (File No.
                                               1-15929)

     FS-5      NCNG Consolidated Statement     Filed herewith
               of Income for twelve months
               ended December 31, 2000

     FS-6      NCNG Consolidated Balance       Filed herewith
               Sheet as of December 31, 2000

     FS-7      NCNG Consolidated Statement     Filed herewith
               of Income for three months
               ended March 31, 2001

     FS-8      NCNG Consolidated Balance       Filed herewith
               Sheet as of March 31, 2001

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended and restated Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                        PROGRESS ENERGY, INC.
                                        CAROLINA POWER & LIGHT COMPANY
                                        NORTH CAROLINA NATURAL GAS CORPORATION
                                        FLORIDA POWER CORPORATION

                                        By: /s/ William D. Johnson
                                                ------------------
                                        Name:  William D. Johnson
                                        Title: Secretary

Date:  July 26, 2001


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